EMX Royalty Corporation (the "Company")

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations ("NI 51-102")

Following the Annual General and Special Meeting of Shareholders of the Company held on June 28, 2023 (the "Meeting"), and in accordance with Section 11.3 of NI 51-102, we hereby notify you of the following results obtained at the Meeting:

1. The number of directors of the Company was set at six (6) by a majority of the shareholders that voted at the Meeting. Shares voted by proxy represented 63,339,198 (97.22%) votes FOR and 1,812,148 (2.78%) votes AGAINST.

2. The following directors were elected at the Meeting by a majority of the shareholders that voted at the Meeting:

Director	Votes FOR	Votes WITHHELD
David M. Cole	47,880,155 (96.58%)	1,693,776 (3.42%)
Sunny Lowe	47,597,831 (96.01%)	1,976,100 (3.99%)
Henrik Lundin	47,725,432 (96.27%)	1,848,499 (3.73%)
Larry M. Okada	46,432,086 (93.66%)	3,141,845 (6.34%)
Geoff Smith	47,808,547 (96.44%)	1,765,384 (3.56%)
Michael D. Winn	49,170,927 (99.19%)	403,004 (0.81%)

3. Davidson & Company LLP, Chartered Accountants, were appointed as auditors of the Company and the directors were authorized to fix their remuneration by a majority of the shareholders that voted at the Meeting. Shares voted by proxy represented 64,568,377 (99.11%) votes FOR and 582,967 (0.89%) votes WITHHELD.

4. The Company's Stock Option Plan was ratified and approved by shareholders that voted at the Meeting. Shares voted by proxy represented 46,848,405 (94.50%) votes FOR and 2,725,526 (5.50%) votes AGAINST;

5. Certain amendments to the Company's Stock Options Plan were approved by shareholders that voted at the Meeting. Shares voted by proxy represented 46,828,005 (94.46%) votes FOR and 2,745,927 (5.54%) votes AGAINST.

6. Certain amendments to the Company's Restricted Share Unit Plan were approved by shareholders that voted at the Meeting. Shares voted by proxy represented 46,852,282 (94.51%) votes FOR and 2,721,650 (5.49%) votes AGAINST.

Dated at Vancouver, British Columbia this 28th day of June 2023

EMX Royalty Corporation

By: /s/ Rocio Echegaray

 Rocio Echegaray

 Corporate Secretary

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157 www.EMXRoyalty.com